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                             June 10, 2024

       Feng Huang
       Chief Executive Officer
       Li Bang International Corp Inc.
       No. 190 Xizhang Road, Gushan Town
       Jiangyin City, Jiangsu Province
       People   s Republic of China

                                                        Re: Li Bang
International Corp Inc.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed May 31, 2024
                                                            File No. 333-262367

       Dear Feng Huang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

       Amendment No. 9 to Registration Statement on Form F-1

       Summary Consolidated Financial Data
       Selected Consolidated Balance Sheets, page 19

   1. Please revise to correct the years labeled for the balance sheets ending June 30, which should be 2023 and
2022, consistent with the balance sheets presented in the financial statements.
 Feng Huang
FirstName  LastNameFeng
Li Bang International CorpHuang
                          Inc.
Comapany
June       NameLi Bang International Corp Inc.
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Loan Facilities, page 68

2. You disclose the various loan repayments made subsequent to December 31, 2023. Please revise to also disclose the new debt arrangements entered into during that period, consistent with your disclosures on page F-27. Refer to Item 5.B.3 of Form 20-F.
Consolidated Statements of Cash Flows, page F-35

3. We note your response to prior comment one. Since net cash used in operating activities for the year ended June 30, 2023 changed from $3,371,573 to $634,414 and cash used in investing activities for the same period changed from $175,818 to $2,912,979, it is unclear how such revisions are "insignificant." Revise to label the revised
amounts    as restated
         and include the disclosures in ASC 250-10-50-7. Further, the audit report should be revised to include an explanatory paragraph regarding the correction of such error and dual date their opinion. Refer to paragraph 16 of PCAOB Auditing
Standard (   AS   ) 2820
         and paragraph 18(e) of AS 3101.
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jason Ye